Blueprint for Building MHC Value

June 2008

Exhibit 2

Traditional Focus of a Mutual

Service to individuals and the community

Mutuals stress highly individualized service and long-
term relationship building with customers and the
community.  They do not maximize revenue at the
expense of customer relationships.

Mutuals are stable and personal, unlike typical financial
institutions.

Typical Focus of Public Companies

Strong returns for the public shareholders

Focus is on the bottom line and revenue growth.

Focus is only secondarily on customers, employees and
the community.

Focus is on short-term and long-term profits.

Melding a Mutual & a Public Company:
The MHC

MHCs have a dual nature

They are owned by the mutual and by the public
shareholders and have responsibilities to both.

The MHC must provide the returns required by public
shareholders.

By retaining their mutual nature, the MHC’s return on
equity is typically lower than that of a fully public
company.

Capital Allocation Is the Key to
Satisfying the Dual MHC Nature
OTS-regulated MHCs have the unique ability to pay earnings
and excess capital exclusively to public shareholders

The MHC is permitted to dedicate earnings to only the public shareholders, thus compensating for the lower level of earnings resulting from the MHC’s mutual nature.

For example, 40¢ of earnings in a newly public 60/40 MHC allows for
$1.00 per share to be dividended to public holders, moving returns from inadequate to adequate.

Capital Allocation Is the Key to
Satisfying the Dual MHC Nature

Share repurchases after the one year anniversary of
going public further improve returns, taking them from
adequate to good.

Repurchasing shares in a weak equity market provides
the MHC with an exceptional opportunity to go from
good to very high returns with low risk.

In virtually all instances, continuing to operate the
existing business along with proper capital allocation is
sufficient to earn management shareholder support for
benefit plans.

Shareholder Support

Benefit Plans

Shareholder satisfaction with returns is key to winning votes for benefit plans.

Public shareholders will support plans that more closely align management’s incentives with shareholders’ returns.

Vesting based upon returns to public shareholders gives management freedom to pursue the mutual’s mission while incentivising management to provide returns to public shareholders in an economically efficient manner.

Traditional vesting merely by the passage of time rewards management no matter what type of job it does.

Shareholder Support

The question of expansion

Public shareholders neither oppose nor favor an MHC’s
growth or expansion, whether geographical or by product
line.

Any expansion must be evaluated based on costs, returns
and risks. Public holders will support an expansion that
generates a good, risk-adjusted rate of return.

Public holders will oppose expansions that provide mediocre
shareholder returns or that add risk to the institution.

Managements that purchase another bank or expand to
new areas and destroy shareholder value are highly unlikely
to receive public shareholder support for benefit plans.

Joseph Stilwell

General Partner and Investment Manager, The Stilwell Group

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Suzanne Griffin

Director of Communications, The Stilwell Group